OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Claxson Interactive Group Inc.
(Name of Issuer)
Class A Common Shares, $0.01 par value
(Title of Class of Securities)
G21912 10 3
(CUSIP Number)
Michele L. Keusch, Esq.
Greenberg Traurig, P. A.
1221 Brickell Ave.
Miami, Florida 33131
(305) 579-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Roberto A. Vivo-Chaneton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Uruguay

	7	SOLE VOTING POWER:

NUMBER OF		1,335,769

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,335,769

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,335,769

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: 1947 Carlyle Investments LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-2343892

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,358,057

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,358,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,358,057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: 1945 Carlton Investments LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-2343887

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,178,846

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,178,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,178,846

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Mr. Gustavo A. Cisneros

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Venezuela

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,178,846

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,178,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,178,846

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Mr. Ricardo J. Cisneros

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Venezuela

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,358,057

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,358,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,358,057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Mr. Eric C. Neuman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,532

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,532

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,532

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Hicks, Muse, Tate & Furst Latin America Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-27197695

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,589,525

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,589,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,589,525

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Hicks, Muse, Tate & Furst Latin America Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2747202

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,014,812

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,014,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,014,812

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: HMLA 1-SBS Coinvestors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2747207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		217,360

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		217,360

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	217,360

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Davivo International Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0347481

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		830,259

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		830,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	830,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Hicks, Muse & Co. Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2495181

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: HMTF Holdings

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2916778

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		107,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	107,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Hicks, Muse Latin America & Co., L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2723298

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,604,337

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,604,337

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,604,337

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: HMTF Fund V Tech Holdings LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2916775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		107,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	107,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: HIcks, Muse, Tate & Furst Equity Fund V, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2889488

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		107,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	107,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: HM5/GP LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2889485

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		107,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	107,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: HM Partners Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2486385

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Hicks, Muse GP Partners L.A., L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2719763

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,821,697

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,821,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,821,697

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Hicks, Muse Latin America Fund I Incorporated

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2719761

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,821,697

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,821,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,821,697

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: SLI.com Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		489,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		489,417

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	489,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Gallia Enterprises Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,285

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,285

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,285

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Luis H. Moreno III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Panama

	7	SOLE VOTING POWER:

NUMBER OF		100,859

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		538,407

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,859

WITH	10	SHARED DISPOSITIVE POWER:

		538,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	639,266

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Interamerican Technology, S.A.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Panama

	7	SOLE VOTING POWER:

NUMBER OF		26,700

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,700

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G21912 10 3

1	NAMES OF REPORTING PERSONS: Bulls & Bears Enterprises Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Panama

	7	SOLE VOTING POWER:

NUMBER OF		20,005

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,005

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

TABLE OF CONTENTS

Item 1. Security and Issuer	26
Item 2. Identity and Background	26
Item 3. Source and Amount of Funds or Other Consideration	29
Item 4. Purpose of Transaction	29
Item 5. Interest in Securities of the Issuer	29
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	32
Item 7. Material to Be Filed as Exhibits	32
SIGNATURE	33

EXHIBITS

Exhibit A Joint Filing Agreement and Power of Attorney
Exhibit B Letter dated March 19, 2007 from Roberto Vivo to the Board of Directors

SCHEDULE

Schedule A Directors and Officers
Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Shares, par value $0.01 per share (the “Claxson Shares”), of Claxson Interactive Group Inc. (“Claxson”). The principal executive offices of Claxson are located at Avenida Melian, 2752, C1430EYH Buenos Aires, Argentina.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by the following “Reporting Persons”: Roberto A. Vivo-Chaneton (“Vivo”), 1947 Carlyle Investments LLC (“Carlyle”), 1945 Carlton Investments LLC (“Carlton”), Gustavo A. Cisneros (“GAC”), Ricardo J. Cisneros (“RJC”), Eric C. Neuman (“Neuman”), Hicks, Muse, Tate & Furst Latin America Fund, L.P. (“HMTF Latin America Fund”), Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. (“HMTF Latin America Private Fund”), HMLA 1-SBS Coinvestors, L.P. (“HMLA”), Davivo International, L.P. (“Davivo”), Hicks, Muse, Latin America & Co., L.P. (“HMLA & Co.”), Hicks, Muse & Co. Partners, L.P. (“HM & Co. Partners”), HMTF Holdings (“HMTF Holdings”), Hicks, Muse GP Partners L.A., L.P. (“GP Partners L.A.”) and Hicks, Muse Latin America Fund I Incorporated (“Latin America Fund”), HMTF Fund V Tech Holdings LLC (“HMTF Tech”), Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“HMTF Equity”), HM5/GP LLC (“HM5”) and HM Partners Inc. (“HM Partners”, and with Neuman, HMTF Latin America Fund, HMTF Latin America Private Fund, HMLA, Davivo, HMLA & Co., HM & Co. Partners, HMTF Holdings, GP Partners L.A., Latin America Fund, HMTF Tech, HMTF Equity and HM5, the “Hicks, Muse Parties”), SLI.com Inc. (“SLI”), Gallia Enterprises Ltd. (“Gallia”), Luis H. Moreno III (“Moreno”), Interamerican Technology, S.A. (“Interamerican”), and Bulls & Bears Enterprises Inc. (“Bulls”). Set forth on Schedule A, and incorporated herein by reference, is a list containing the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of each of the Reporting Persons that is an entity (the “Directors and Officers”), as of the date hereof.

(b)	The business address of each Reporting Person is as follows:

Vivo — Avenida Melian, 2752, C1430EYH Buenos Aires, Argentina.

Carlyle and Carlton — c/o Finser Corporation, 121 Alhambra Plaza, Suite 1400, Coral Gables, Florida 33134.

GAC and RJC — c/o Venevision, Final Avenida La Salle, Edificio Venevision, Urbanizacion Colina de los Cabos, Caracas, Venezuela.

Hicks, Muse Parties — 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

SLI, Gallia, Moreno, Interamerican and Bulls – Calle 50, Plaza Credicorp Bank, Piso 12, Panama City, Panama.

(c)	Vivo is the Chairman and Chief Executive Officer of Claxson.

Carlyle and Carlton are passive holding companies. For more than the last five years, GAC has overseen the management and operations of the Cisneros Group of Companies, a name used to describe a group of investments, joint ventures, strategic alliances and companies (including Carlyle and Carlton) that are associated with GAC and RJC and trusts established by them for the benefit of themselves and members of their families (the “Cisneros Group”). For more than the last five years, RJC has served as an executive officer and a director of a number of the companies associated with the Cisneros Group.

Carlyle and Carlton are member companies of the Cisneros Group. Carlyle is indirectly beneficially owned by a trust established by RJC primarily for the benefit of himself and members of his family, and Carlton is indirectly beneficially owned by a trust established by GAC primarily for the benefit of himself and members of his family. Carlton and GAC disclaim beneficial ownership of the shares of Claxson owned by Carlyle and/or RJC. Carlyle and RJC disclaim beneficial ownership of the shares of Claxson owned by Carlton and/or GAC.

John R. Muse (“Muse”) is the sole shareholder, director and an executive officer of Latin America Fund, which is the ultimate general partner of HMTF Latin America Fund; HMTF Latin America Private Fund and HMLA. Accordingly, Muse may be deemed to be the beneficial owner of Claxson Shares held by HMTF Latin America Fund; HMTF Latin America Private Fund and HMLA.

Thomas O. Hicks (“Hicks”), Muse and Jack D. Furst (“Furst”) are members of a three-person committee which exercises voting and dispositive and/or voting power over the shares held by Hicks, Muse Parties. No single member of the committee has dispositive and/or voting power over the shares held by Hicks, Muse Parties. As a result of the foregoing, each of Muse, Furst and Hicks may be deemed to beneficially own all or a portion of the Claxson Shares held by Hicks, Muse Parties. Each of Muse, Furst and Hicks disclaims the existence of a group and disclaims beneficial ownership of Claxson Shares not owned of record by him.

Neuman is an executive officer of HM Capital Partners, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities.

HMTF Latin America Fund is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. Pursuant to Instruction C to Schedule 13 D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information with respect to HMLA & Co., the sole general partner of HMTF Latin America Fund, is set forth below.

HMTF Latin America Private Fund is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to HMLA & Co., the sole general partner of HMTF Latin America Private Fund, is set forth below.

HMLA is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to GP Partners L.A., the sole general partner of HMLA, is set forth below.

Davivo International Ltd. is a Cayman Islands company, the principal business of which is to invest directly or indirectly in various companies.

HMTF Holdings is a Delaware general partnership, the principal business of which is to invest directly or indirectly in various companies.

HMTF Fund V Tech Holdings LLC is Delaware limited liability company, the principal business of which is to serve as the managing general partner of HMTF Holdings.

Hicks, Muse, Tate & Furst Equity Fund V, L.P. is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies, and the sole member of HMTF Fund V Tech Holdings LLC.

HM5/GP LLC is a Texas limited liability company, the principal business of which is to serve as the general partner of various limited partnerships, including Hicks, Muse, Tate & Furst Equity Fund V, L.P.

Hicks, Muse & Co. Partners, L.P. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds.

HM Partners Inc. is a Texas corporation, the principal business of which is to serve as the sole general partner of Hicks, Muse & Co. Partners, L.P.

HMLA & Co. is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies and limited partnerships, including HMTF Latin America Fund and HMTF Latin America Private Fund. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to GP Partners L.A., the sole general partner of HMLA & Co., is set forth below.

GP Partners L.A. is a Texas limited partnership, the principal business of which is to serve as the sole general partner in various limited partnerships, including HMLA & Co. and HMLA. Pursuant to Instruction C to Schedule 13 D of the Exchange Act, information with respect to Latin America Fund, the sole general partner of GP Partners L.A., is set forth below.

Latin America Fund is a Texas corporation, the principal business of which is serving as the sole general partner in various limited partnerships, including GP Partners L.A. The business address of Latin America Fund, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to John R. Muse, the sole member of Latin America Fund, is as set forth above.

Luis H. Moreno III is the sole shareholder, Chief Executive Officer and Director of SLI, Gallia, Interamerican and Bulls. SLI and Gallia are companies formed under the laws of the British Virgin Islands. The principal business of each of SLI and Gallia is to invest, directly or indirectly, in various companies. Interamerican and Bulls are corporations formed under the laws of Panama and engaged in the business of investing in other companies or ventures.

(d)-(e)	None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the other persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	GAC and RJC are citizens of Venezuela. Vivo is a citizen of Uruguay. Moreno is a citizen of Panama. All other natural persons identified in this Item 2 are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration
     Except for those Claxson Shares held by Moreno, SLI, Gallia, Interamerican and Bulls, the Claxson Shares being reported on this Schedule 13D were previously reported on several separate Schedule 13D filings.
Item 4. Purpose of Transaction
     On March 19, 2007, in a letter (the “Proposal”) from Roberto A. Vivo-Chaneton, Chairman of the Board and Chief Executive Officer of Claxson, to the Board of Directors of Claxson, the management of Claxson, with the support of its controlling shareholders, the Reporting Persons, offered to acquire for cash all the outstanding Claxson Shares, other than shares held by the Reporting Persons and affiliates thereof, for $10.50 per share subject to the consummation of the sale of Claxson’s PayTV business to Turner Broadcasting, Inc. (the “Proposed Transaction”). Pursuant to the Proposal, following the consummation of the Proposed Transaction, the Claxson Shares would be delisted from the OTC Bulletin Board and deregistered under Section 12(g)(4) of the Exchange Act.
     On March 19, 2007, Claxson’s Board of Directors approved the creation of a special committee (the “Special Committee”), comprised of three independent directors, to evaluate and negotiate the Proposal and other strategic alternatives for Claxson. The Proposed Transaction, or any similar transaction, and the price to be paid per share for the Claxson Shares will be subject to the negotiation of definitive documents, the Special Committee’s deliberation and recommendation of the Proposed Transaction to Claxson’s full Board of Directors and approval by Claxson’s Board of Directors and shareholders.
     No assurance can be given that the Proposed Transaction, or any similar transaction, will take place on these or any other terms.
     The summary of the Proposal contained in this Item 4 is qualified in its entirety by reference to the Proposal, which is filed herewith as an exhibit and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a)-(b) The following table sets forth the aggregate number of shares of Claxson Shares and the percentage of outstanding Claxson Shares beneficially owned by the Reporting Persons as of April 10, 2007, based on 21,699,178 outstanding Claxson Shares as of April 10, 2007 indicating the number of Claxson Shares for which the Reporting Persons have sole or shared power to direct the vote or the disposition of such shares.

			PERCENTAGE
	NUMBER OF		OF	SOLE	SHARED	SOLE	SHARED
REPORTING	SHARES		OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	BENEFICIALLY OWNED		SHARES	POWER	POWER	POWER	POWER
Vivo	1,335,769	(1,2,10)	6.1%	1,335,769		1,335,769
Carlyle	4,358,057	(2)(3)	20.1%		4,358,057		4,358,057
Carlton	4,178,846	(2)(4)	19.3%		4,178,846		4,178,846
GAC	4,178,846	(2)(5)	19.3%		4,178,846		4,178,846
RJC	4,358,057	(2)(6)	20.1%		4,358,057		4,358,057
Neuman	7,532		* *	7,532		7,532
HMTF Latin America Fund	5,589,525	(7)(8)	25.8%		5,589,525		5,589,525
HMTF Latin America Private Fund	1,014,812	(8)	4.7%		1,014,812		1,014,812
HMLA	217,360	(8)	1.0%		217,360		217,360

			PERCENTAGE
	NUMBER OF		OF	SOLE	SHARED	SOLE	SHARED
REPORTING	SHARES		OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	BENEFICIALLY OWNED		SHARES	POWER	POWER	POWER	POWER
Davivo	830,259	(8)	3.8%		830,259		830,259
HM Partners & Co.	10,000	(8)	.05%		10,000		10,000
HMTF Holdings	107,945	(8)	0.5%		107,945		107,945
HMLA & Co.	6,604,337	(8)	30.4%		6,604,337		6,604,337
HMTF Tech	107,945	(8)	0.5%		107,945		107,945
HMTF Equity	107,945	(8)	0.5%		107,945		107,945
HM5	107,945	(8)	0.5%		107,945		107,945
HM Partners	10,000	(8)	* *		10,000		10,000
Latin America Fund	6,821,697	(8)	31.4%		6,821,697		6,821,697
GP Partners L.A.	6,821,697	(8)	31.4%		6,821,697		6,821,697
Moreno	639,266	(9)	2.95%	100,859	538,407	100,859	538,407
SLI	489,417		2.3%		489,417		489,417
Gallia	2,285		* *		2,285		2,285
Inter-american	26,700		* *		26,700		26,700
Bulls	20,005		* *		20,005		20,005

**	Less than 1%

(1)	Excludes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 403,565 shares of Class A common shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan which are currently exercisable. Mr. Vivo-Chaneton holds four of the seven outstanding Class F shares. The holders of the Class F Shares are entitled to elect one member of Claxson’s board of directors.

(2)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the board of directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholders under the Holdco Agreement, without the prior written consent of the shareholders.

(3)	Excludes 4,178,846 Claxson Shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. 1947 Carlyle Investments LLC is indirectly owned by a trust established by RJC primarily for the benefit of himself and members of his family. RJC disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group. 1947 Carlyle Investments LLC holds one of two outstanding Class C shares. The holders of the Class C Shares are entitled to elect four members of Claxson’s board of directors.

(4)	Excludes 4,358,057 Claxson Shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. 1945 Carlton Investments LLC is indirectly owned by a trust established by GAC primarily for the benefit of himself and members of his family. GAC disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group. 1945 Carlton Investments LLC holds one of two outstanding Class C shares. The holders of the Class C Shares are entitled to elect four members of Claxson’s board of directors.

(5)	Includes 4,178,846 Claxson Shares owned by 1945 Carlton Investments LLC. GAC disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments, LLC.

(6)	Includes 4,358,057 Claxson Shares owned by 1947 Carlyle Investments LLC. RJC disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC.

(7)	In addition, HMTF Latin America Fund holds the sole Class H share, and the holder of the Class H share is entitled to elect three members of Claxson’s board of directors.

Muse is the sole shareholder, director and an executive officer of Latin America Fund, which is the ultimate general partner of HMTF Latin America Fund; HMTF Latin America Private Fund and HMLA. Accordingly, Muse may be deemed to be the beneficial owner of Claxson Shares held by HMTF Latin America Fund; HMTF Latin America Private Fund and HMLA.

(8)	Hicks, Muse and Furst are members of a three-person committee which exercises voting and dispositive and/or voting power over the shares held by Hicks, Muse Parties. No single member of the committee has dispositive and/or voting power over the shares held by Hicks, Muse Parties. As a result of the foregoing, each of Muse, Furst and Hicks may be deemed to beneficially own all or a portion of the Claxson Shares held by Hicks, Muse Parties as described above. Each of Muse, Furst and Hicks disclaims the existence of a group and disclaims beneficial ownership of Claxson Shares not owned of record by him.

(9)	Includes:
•	100,859 Claxson Shares held by Moreno;

•	489,417 Claxson Shares held by SLI;

•	2,285 Claxson Shares held by Gallia;

•	26,700 Claxson Shares held by Interamerican; and

•	20,005 Claxson Shares held by Bulls.

Moreno is the sole shareholder, director and an executive officer of SLI, Gallia, Interamerican and Bulls. Accordingly, Mr. Moreno may be deemed to be the beneficial owner of the Claxson Shares held by SLI, Gallia, Interamerican and Bulls.

(10)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Moreno in exercising the voting rights of those shares.
     (c) Not applicable.
     (d) The rights to receive dividends on, and proceeds from the sale of the Claxson Shares held of record by the applicable Hicks, Muse Parties and beneficially owned by their respective sole general partners as described above is governed by the limited partnership and limited liability agreements, as applicable of each such entity and such dividends and proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons and Claxson, among others, have entered into an agreement (the “Holdco Agreement”), dated as of September 21, 2001, pursuant to which, among other things, Carlyle, Carlton and certain Hicks, Muse Parties are provided with a right of first offer, and in certain circumstances, a right to cause other parties to the Claxson Agreement to participate in a sale of their interest in Claxson. Also pursuant to the Claxson Agreement, Carlyle, Carlton and the relevant Hicks, Muse Parties have agreed not to dispose of more than 25% of the Claxson Shares received by them in the 2001 combination transaction until December 31, 2007. If at any time prior to December 31, 2007, any party to the Claxson Agreement proposes to sell in excess of 45% of the Claxson Shares outstanding, the other parties to the Claxson Agreement that own at least 3% of the Claxson Shares will have a right to exercise a tag-along right, and to cause the triggering party to sell their shares as well on a pro rata basis. The Claxson Agreement will terminate on December 31, 2007, unless earlier terminated pursuant to its terms. The Holdco Agreement has been previously filed as Annex B to Claxson’s Registration Statement on Form F-4 (Registration No. 333-13062) filed with the Securities and Exchange Commission on August 15, 2001, and the foregoing summary description thereof is qualified in its entirety by reference to such exhibit.
In addition to the Claxson Shares outstanding as of March 31, 2007, the following shares are outstanding: 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share. The Class C Common Shares, held by Carlyle and Carlton, are entitled to elect four members of Claxson’s board of directors. The Class F Shares, four of which are held by Vivo, and 1 of which is held by SLI, are entitled to elect one member of Claxson’s board of directors. The Class H Common Share, which is held by HMTF Latin America Fund, is entitled to elect three members of Claxson’s board of directors.
Shares of Class C, Class F and Class H common shares may not be transferred other than to a corporate affiliate of the transferee group who agrees to be bound by the Holdco Agreement, described above. There are no legal limitations to own securities or exercise voting rights by non-residents or foreign shareholders.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement and Power of Attorney.

Exhibit B	Letter dated March 19, 2007 from Roberto Vivo to the Board of Directors.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2007

/s/ Roberto A. Vivo -Chaneton

Roberto A. Vivo-Chaneton

1947 Carlyle Investments LLC

By:	/s/ Steven I. Bandel

Name: Steven I. Bandel Title: President

1945 Carlton Investments LLC

By:	/s/ Steven I. Bandel

Name: Steven I. Bandel Title: President

/s/ Gustavo A. Cisneros

Gustavo A. Cisneros

/s/ Ricardo J. Cisneros

Ricardo J. Cisneros

/s/ Eric C. Neuman

Eric C. Neuman

Hicks, Muse, Tate & Furst Latin America Fund, L.P.

By:	Hicks Muse GP Partners L.A., L.P., its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel Name: David W. Knickel Title: Vice President

Hicks, Muse, Latin America & Co., L.P.

By:	Hicks Muse GP Partners L.A., L.P., its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel Title: Vice President

Hicks, Muse & Co. Partners, L.P.

	By:	HM Partners, Inc., its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel Title: Vice President

Hicks Muse GP Partners L.A., L.P.

	By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

HMTF Holdings

	By:	HMTF Fund V Tech Holdings LLC, its general partner

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

HMTF Fund V Tech Holdings LLC

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

Hicks, Muse, Tate & First Equity Fund V, L.P.

	By:	HM5/GP LLC, its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel Title: Vice President

HM5/GP LLC

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

HM Partners Inc.

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

Hicks, Muse Latin America Fund I Incorporated

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.

By:	Hicks, Muse Latin America & Co., L.P., its general partner

	By:	Hicks Muse GP Partners L.A., L.P., its general partner

		By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

HMLA 1-SBS Coinvestors, L.P.

	By:	Hicks Muse GP Partners L.A., L.P., its general partner

		By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel Title: Vice President

Davivo International Ltd.

By:	/s/ David W. Knickel

Name: David W. Knickel Title: Vice President

SLI.com Inc.

By:	/s/ Luis H. Moreno III

Name: Luis H. Moreno III Title: President

Gallia Enterprises Ltd.

By:	/s/ Luis H. Moreno III

Name: Luis H. Moreno III Title: President

/s/ Luis H. Moreno III

Luis H. Moreno III

Interamerican Technology, S.A.

By:	/s/ Luis H. Moreno III

Name: Luis H. Moreno III Title: President

Bulls & Bears Enterprises Inc.

By:	/s/ Luis H. Moreno III
Name: Luis H. Moreno III Title: President

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement and Power of Attorney.

Exhibit B	Letter dated March 19, 2007 from Roberto Vivo to the Board of Directors.

Schedule A
Directors and Officers
1945 CARLTON INVESTMENTS LLC

				Present Principal	Name and Address of any corporation or
			Business or Residence	Occupation or	other organization in which such occupation
Name	Title	Citizenship	Address	Employment	or employment is conducted
William T. Keon, III	Director	USA	121 Alhambra Plaza, Suite 1400 Coral Gables, FL 33134	President and C.E.O.	Pueblo International LLC Avenida Campo Rico, Expreso Loiza Carolina, Puerto Rico 00984

Steven I. Bandel	Director	Venezuela/USA	121 Alhambra Plaza, Suite 1400 Coral Gables, FL 33134	President and C.O.O.	Cisneros Group of Companies c/o Finser Corporation 121 Alhambra Plaza Suite 1400 Coral Gables, FL 33134

Gabriel Montoya	Director	Venezuela	121 Alhambra Plaza, Suite 1400 Coral Gables, FL 33134	Vice President	Office of the Chairman and C.E.O. Cisneros Group of Companies c/o Finser Corporation 121 Alhambra Plaza Suite 1400 Coral Gables, FL 33134
1947 CARLYLE INVESTMENTS LLC

				Present Principal	Name and Address of any corporation or
			Business or Residence	Occupation or	other organization in which such occupation
Name	Title	Citizenship	Address	Employment	or employment is conducted
William T. Keon, III	Director	USA	121 Alhambra Plaza, Suite 1400 Coral Gables, FL 33134	President and C.E.O.	Pueblo International LLC Avenida Campo Rico, Expreso Loiza Carolina, Puerto Rico 00984

Steven I. Bandel	Director	Venezuela/USA	121 Alhambra Plaza, Suite 1400 Coral Gables, FL 33134	President and C.O.O.	Cisneros Group of Companies c/o Finser Corporation 121 Alhambra Plaza Suite 1400 Coral Gables, FL 33134

Schedule A
Directors and Officers
DAVIVO INTERNATIONAL LTD.

				Present Principal	Name and Address of any corporation or other
			Business or Residence	Occupation or	organization in which such occupation or
Name	Title	Citizenship	Address	Employment	employment is conducted
Eric C. Neuman	Director	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950 HMTF Operating LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950

Thomas O. Hicks	President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	Hicks Holdings, Inc., 100 Crescent Court Suite 1200, Dallas, Texas 75201-6950

David W. Knickel	Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
HICKS, MUSE LATIN AMERICA FUND I INCORPORATED

				Present Principal	Name and Address of any corporation or other
			Business or Residence	Occupation or	organization in which such occupation or
Name	Title	Citizenship	Address	Employment	employment is conducted
John R. Muse	Director, Chief Executive Officer	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950

Jack D. Furst	Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950

David W. Knickel	Vice President and Chief Financial Officer	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950

HMTF Fund V Tech Holdings LLC

Name and Address of any corporation or
			Business or	Present Principal	other organization in which such occupation
Name	Title	Citizenship	Residence Address	Occupation or Employment	or employment is conducted
John R. Muse	Director, Chairman	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Jack D. Furst	Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
David W. Knickel	Vice President, Chief Financial Officer	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Peter S. Brodsky	Executive Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950

HM5/GP LLC

Name and Address of any corporation or
			Business or	Present Principal	other organization in which such occupation
Name	Title	Citizenship	Residence Address	Occupation or Employment	or employment is conducted
John R. Muse	Manager, Chairman	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
David W. Knickel	Vice President, CFO	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Peter S. Brodsky	Executive Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Joe Colonnetta	Executive Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Andrew S. Rosen	Executive Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Jason Downie	Executive Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Edward Herring	Executive Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950

HM Partners Inc.

Name and Address of any corporation or
			Business or	Present Principal	other organization in which such occupation
Name	Title	Citizenship	Residence Address	Occupation or Employment	or employment is conducted
John R. Muse	Director, Chairman	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
Jack D. Furst	Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
David W. Knickel	Vice President	USA	200 Crescent Court Suite 1600 Dallas, Texas 75201-6950	Executive Officer	HM Capital Partners I LP, 200 Crescent Court Suite 1600, Dallas, Texas 75201-6950
SLI.com INC.

				Present Principal	Name and Address of any corporation or other
			Business or	Occupation or	organization in which such occupation or
Name	Title	Citizenship	Residence Address	Employment	employment is conducted
Luis H. Moreno III	Director, President	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	President	SLI.com Inc.
Moises Tatis	Director, Secretary	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Controller/Financial Officer	SLI.com Inc.
Yovanka Chang	Director, Treasurer	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Vice President	SLI.com Inc.

Schedule A-43

GALLIA ENTERPRISES LTD.

				Present Principal	Name and Address of any corporation or other
			Business or	Occupation or	organization in which such occupation or
Name	Title	Citizenship	Residence Address	Employment	employment is conducted
Luis H. Moreno III	Director, President	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	President	SLI.com Inc.
Moises Tatis	Director, Secretary	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Controller/Financial Officer	SLI.com Inc.
Yovanka Chang	Director, Treasurer	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Vice President	SLI.com Inc.

Schedule A-44

INTERAMERICAN TECHNOLOGY, S.A.

				Present Principal	Name and Address of any corporation or other
			Business or	Occupation or	organization in which such occupation or
Name	Title	Citizenship	Residence Address	Employment	employment is conducted
Luis H. Moreno III	Director, President	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	President	SLI.com Inc.
Yovanka Chang	Director, Treasurer	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Vice President	SLI.com Inc.
Ligia de Chang	Director, Secretary	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Vice President	SLI.com Inc.
BULLS AND BEARS ENTERPRISES, INC.

				Present Principal	Name and Address of any corporation or other
			Business or	Occupation or	organization in which such occupation or
Name	Title	Citizenship	Residence Address	Employment	employment is conducted
Luis H. Moreno III	Director, President	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	President	SLI.com Inc.
Moises Tatis	Director, Treasurer	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Controller/Financial Officer	SLI.com Inc.
Ligia de Chang	Director, Secretary	Panama	Calle 50 Plaza Credicorp Bank 12th floor Panama City, Panama	Vice President	SLI.com Inc.

Schedule A-45